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                      Filed by Autoweb.com, Inc. (Commission File No. 000-25577)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                             Subject Company: autobytel.com inc.
                                                 (Commission File No. 000-22239)



Contact:
The MWW Group       (212) 704-9727
Investor Relations: Michael Lendener    mlendener@mww.com
Media Relations:    Jennifer Connorton  jconnorton@mww.com



AUTOWEB ANNOUNCES OUTLOOK FOR SECOND QUARTER RESULTS

Santa Clara, CA, July 16, 2001 - Autoweb.com (Nasdaq:AWEB), a leading consumer automotive Internet service, today announced that revenues for the second quarter ended June 30, 2001 are expected to be between $9.0 million and $9.3 million.

Revenues will reflect general market trends as well as the need to adjust the size of dealer network areas related to certain fixed price agreements with dealers.

"While we continue to see many of the benefits discussed in last quarter's conference call regarding our restructuring, Autoweb's second quarter revenues will be impacted by lower revenue per purchase request associated with certain fixed price agreements with dealers. We are in the process of adjusting the network areas of the affected dealers" said Jeffrey Schwartz, Autoweb's CEO.

ABOUT AUTOWEB

Autoweb.com is a leading automotive Internet service, guiding users through every stage of vehicle ownership. Through its direct and referral commerce channels, Autoweb.com offers consumers a variety of ways to purchase new and used vehicles in conjunction with vehicle manufacturers, local Member Dealers and other commerce partners. The Company's Web site also provides consumers with a wide range of automotive-related products to support the complete lifecycle of the vehicle, including finance, insurance and maintenance. Autoweb.com features comprehensive, unbiased research from its Automotive Information Center (AIC) division.

Autoweb also continues to set the standard in the business-to-business marketplace by providing Web sites with the most advanced technology to view automotive information, and accurate and reliable automotive data and content. Currently, major automobile manufacturers, including DaimlerChrysler, Ford, General Motors, Honda and Toyota, use Autoweb's automotive data ("AutoSuite") to power their sites. Some of the major consumer portals also use Autoweb's content and technology, including AOL, Yahoo,

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Lycos, MSN and Carpoint. AutoSuite is
highly configurable for any individual AIC customer, as the interface can match look and feel, while vehicles (both target and competitor) and specific features can be limited to desired selections. For more information, please visit http://www.autoweb.com and http://www.autosite.com.


Safe Harbor Statement:

Certain statements in this news release, including statements that include words such as "expects," "believes" or other future-oriented statements, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ from anticipated results. In particular, factors that could cause Autoweb not to meet revenue expectations for the quarter ended June 30, 2001 include, but are not limited to: our ability to attract consumers through existing portal relationships; the combined viability of current and new car buying process on our site; the effect of the restructuring of certain marketing agreements; lower revenue per purchase request associated with certain fixed price agreements with dealers; the inability to adjust the size of dealer network areas for certain fixed price agreements with dealers; and general market trends and conditions in the automotive sales market. Autoweb has also entered into an Acquisition by Merger Agreement with Autobytel.com. Failure to realize anticipated synergies related to the proposed merger, failure of the combined company to retain and hire key employees, difficulties in successfully integrating the parties' businesses and technologies, or failure of the companies to obtain the required stockholder or regulatory approvals or that the merger does not close for any other reason could adversely impact Autoweb. Other risks and uncertainties include the fact that the Company received a Nasdaq Staff Determination letter on March 1, 2001, indicating that the Company has failed to comply with the minimum bid price requirement for continued listing, and is subject to delisting from the Nasdaq National Market; changes in competitive behavior or market forces; uncertainties regarding response from the vehicle manufacturers; changes in the legal or regulatory environment, changes or lack of changes in consumer preferences over time, technological challenges and an inability to forecast future traffic and transactions.

Further information on risk factors that could affect results is detailed in Autoweb's filings with the Securities and Exchange Commission, including its Registration Statement on Form S-1 (No. 333-71177) and its Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchanges Commission, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Additional information which is set forth in those sections in Autoweb's Annual Report on Form 10-K/A for the year ended Dec. 31, 2000.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

Autobytel has filed a registration statement on Form S-4 in connection with the proposed transaction and Autobytel and Autoweb expect to mail a joint proxy statement/prospectus to the stockholders of Autobytel and Autoweb containing information about the proposed transaction. Investors and securityholders are advised to read the joint proxy statement/prospectus regarding the potential transaction referred to above, when it becomes available, because it will contain important information. The registration statement and the joint proxy statement/prospectus have been filed with the Securities and Exchange Commission by both companies. Investors and securityholders may obtain a free copy of the registration statement and the joint proxy statement/prospectus and other reports, documents, proxy statements and other information filed by Autobytel and Autoweb with the Securities and Exchange Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained free of charge from Autobytel at 949-862-1355 or investor@Autobytel.com or from Autoweb at 800-707-9552.

Autobytel will be, and its executive officers and directors may be, soliciting proxies from Autobytel's stockholders with respect to the transactions contemplated by the Acquisition Agreement. The following are the directors and executive officers of Autobytel: Mark W. Lorimer, Michael Fuchs, Amit Kothari, Jeffrey H. Coats, Mark N. Kaplan, Kenneth J. Orton, Robert S. Grimes, Peter Titz, Dennis Benner, Andrew Donchak, Ariel Amir, Howard Layson and Richard Post.

In addition, Autoweb will be, and its executive officers and directors may be, soliciting proxies from the stockholders of Autoweb with respect to the transactions contemplated by the Acquisition Agreement. The following are the directors and executive officers of Autoweb: Dean DeBiase, Jay Hoag, Mark Ross, Lawrence Lepard, Jeffrey Schwartz, Michael Schmidt, Nadyne Edison, Jerry Karr, William Barrett, Meri E. Glade, Regan Senkarik, Steve Cottrell and Fred Ruffin.

A description of any interests that Autoweb's directors and executive officers have in the merger is available in the Proxy Statement/Prospectus.

Contacts:

Media Relations - Autobytel
Melanie Webber, Autobytel, 949.862.3023 (melaniew@Autobytel.com)
Betsy Isroelit, RBI Communications, Inc., 323.960.1360 ext. 17
  (betsy@rbicom.com)
Cassandra Cavanah, RBI Communications, Inc., 323.960.1360 ext. 30
  (cassandra@rbicom.com)

Media Relations - Autoweb
Jenny Connorton (MWW Group) 212-827-3762
Michelle Beilsmith (MWW Group) 212-827-3748
Richard Schineller (MWW Group) 212-827-3743